JPMORGAN TRUST I

270 PARK AVENUE

NEW YORK, NEW YORK 10017

VIA EDGAR

October 29, 2013

Vincent J. Di Stefano

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	JPMorgan Trust I (the “Trust”); File Nos. 333-103022; 811-21295 – Post-Effective Amendment No. 290

Dear Mr. Di Stefano:

This letter is in response to the comments you provided with respect to the JPMorgan Emerging Markets Equity Income Fund (the “Emerging Markets Equity Income Fund” or the “Fund”). The Trust’s responses to your comments are set forth below. We will incorporate the changes referenced below into the Trust’s Registration Statement in a filing made pursuant to Rule 485(b) of the Securities Act of 1933. The Fund’s Registration Statement is currently scheduled to become automatically effective on November 11, 2013 pursuant to the Rule.

Emerging Markets Equity Income Fund – All Prospectuses

Fee Table

1.	Comment: The Fee Table does not list Acquired Fund Fees and Expenses for the Fund. Please confirm that listing Acquired Fund Fees and Expenses for the Fund is not necessary.

Response: As per Item 3, Instruction 3(f)(i) of Form N-1A, the Fund currently expects to incur “Acquired Fund Fees” of less than 1 basis point (0.01%).

2.	Comment: Footnote 2 to the Fee Table states that this contract cannot be terminated prior to __/__/14, at which time the Service Providers will determine whether or not to renew or revise it. Please confirm that this date will be more than 12 months from the effective date of the Fund.

Response: We hereby confirm that the expense limitation agreement will be in effect for at least 12 months from the effective date of the registration statement and that such date will be reflected in the prospectuses filed pursuant to Rule 485(b).

3.	Comment: Footnote 2 to the Fee Table states that the Fund’s adviser, administrator and distributor (the “Service Providers”) have agreed to waive and/or reimburse expenses in certain instances. If the Service Providers have the ability to recoup any such waivers and/or reimbursements, please add appropriate disclosure to the footnote disclosing this fact.

Response: The Service Providers do not have the ability to recoup waivers and/or reimbursements made pursuant to and in accordance with such contract.

Main Investment Strategies

4.	Comment: Please explain whether the Fund utilizes the market or notional value of derivatives in connection with calculating whether it meets its 80% test.

Response: “Equity-like” derivatives in which the Fund currently intends to invest consist of structured instruments, such as participation notes, which are valued at market value for purposes of the Fund’s 80% test. To the extent the Fund invests in other types of derivatives in the future and includes them in its 80% test, they may be valued based on notional value or market value in accordance with then applicable requirements.

Main Investment Risks

5.	Comment: The Structured Instrument Risk contains a description of what constitutes a structured instrument. Please consider putting that description in the section of the Fund’s prospectus describing the Fund’s investment strategy.

Response: This disclosure will be incorporated in the section of the Fund’s prospectus titled “More About the Fund—Additional Information About the Fund’s Investment Strategies.”

The Fund’s Past Performance

6.	Comment: Item 4(b)(2)(i) of Form N-1A requires registrants to “Provide a brief explanation of how the information illustrates the variability of the Fund’s returns (e.g., by stating that the information provides some indication of the risks of investing in the Fund by showing changes in the Fund’s performance from year to year and by showing how the Fund’s average annual returns for 1, 5, and 10 years compare with those of a broad measure of market performance).” To the extent appropriate, please include disclosure responding to this requirement.

Response: This disclosure relates to performance information. As the Fund has not commenced operations and has no reportable performance history, the Fund intends to add disclosure responding to this requirement in connection with updates to its registration statement made that reflect performance history for the Fund. To make clear that this information will be presented in future, the Fund will add disclosure that “Once the Fund has operated for at least one calendar year, a bar chart and performance table will be included in the prospectus to show the performance of the fund.”

More About the Fund

7.	Comment: As required by Item 9 of Form N-1A, please include more detail about the Funds’ principal investment strategies in the More About the Fund section.

Response: We believe that the Item 9 disclosure contains an appropriate level of disclosure and properly expands on information in the Risk/Return Summary. We are concerned that adding disclosure from the Risk/Return Summary would simply be repeating disclosure that is already included. As provided in the instructions to Form N-1A, “Information that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus.”

8.	Comment: If the Fund currently intends to principally invest through a focus on a particular debt strategy, please disclose such strategy in the summary section.

Response: The Fund does not currently intend to principally invest through a focus on a particular debt strategy, although it may reevaluate its investment strategies in the future.

9.	Comment: If the Fund expects to experience high portfolio turnover, please include appropriate risk disclosure.

Response: Based on its expected level of portfolio turnover, the Fund does not believe that it would be appropriate to add additional disclosure.

10.	Comment: Please indicate the disclosure in the prospectus that corresponds to the requirement under Item 9(d) of Form N-1A relating to portfolio holdings disclosure.

Response: The statutory prospectus states “Shareholders may request portfolio holdings schedules at no charge by calling 1-800-480-4111. A description of the Fund’s policies and procedures with respect to the disclosure of the Fund’s portfolio holdings is available in the Statement of Additional Information.”

Fund’s Management and Administration

11.	Comment: In connection with the discussion in the statutory prospectus stating that the basis of the Board of Trustees of the Trust used in approving the investment advisory agreement for the Fund will be available in the first shareholder report for the Fund, please consider disclosing the timing as to when the first shareholder report for the Fund will be issued.

Response: The timing of the annual report in which a discussion of the basis that the Board of Trustees of the Trust used in approving the investment advisory agreement for the Fund will be included will be determined by the date on which the Fund begins operations. Since the Fund has not yet begun operations, we do not believe that it would be appropriate to include such a date.

In connection with your review of the Post-Effective Amendments No. 290 filed by the Trust on August 26, 2013, the undersigned hereby acknowledges on behalf of the Trust that: (1) the Trust is responsible for the adequacy and the accuracy of the disclosure contained in the filings; (2) comments of the staff of the Securities and Exchange Commission (“Staff”), if any, or changes to disclosure in Response to Staff comments, if any, in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing made; and (3) the Trust may not assert Staff comments, or lack thereof, as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004, release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

We hope that the Staff finds this letter responsive to the Staff’s comments. Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at (212) 648-0472.

Sincerely,

/s/ Gregory S. Samuels
Gregory S. Samuels
Assistant Secretary

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